EXHIBIT 12.1

APOGENT TECHNOLOGIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(unaudited)

	Three Months Ended December 31, 2003	Years Ended September 30,
		2003	2002	2001	2000	1999
Fixed Charges:
Interest expense	$8,824	$46,227	$40,737	$48,820	$49,584	$41,228
Deferred financing	1,323	4,046	3,461	472	521	224
1/3 Rental expense	1,250	5,203	4,374	3,424	2,905	2,235

	$11,397	$55,476	$48,572	$52,716	$53,010	$43,687

Earnings:
Pre tax income from continuing operations	$44,475	$122,157	$205,311	$163,411	$134,759	$145,750
Add: Fixed charges	11,397	55,476	48,572	52,716	53,010	43,687
Earnings	55,872	177,633	253,883	216,127	187,769	189,437
Ratio of Earnings to Fixed Charges	4.9	3.2	5.2	4.1	3.5	4.3

Rental Expense	$3,749	$15,608	$13,123	$10,272	$8,716	$6,704